UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated February 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 1, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE Stockholm February 1, 2012

A NEW STRUCTURE TO SEIZE NEW OPPORTUNITIES

Stockholm, February 1, 2012 — Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) announces today the introduction of a new structure which will be implemented throughout 2012.  There are 3 key components to it: (1) In-Market Organizations, (2) Global Categories and (3) Global Support Functions.  This new organization structure is designed to support Millicom’s strategic goals to accelerate the development of new products and categories, deepen its consumer understanding skills and to bring innovation to its go-to-market strategies, while continuously focusing on increasing efficiency.  The head office of Millicom will remain in Luxembourg, while some categories and functions will be operated from Miami.

Millicom will continue to report its results by region, namely: Central America, South America and Africa.  Millicom intends to increase, over time, the level of disclosure by category: Communication, Information, Entertainment, Solutions and Mobile Financial Services (MFS).

Mario Zanotti, formerly Chief Officer Latin America, has been appointed COO Categories and Global Sourcing, responsible for the Communication, Information, Entertainment and Solutions categories as well as the group Technology and Supply Chain functions.  Regis Romero, formerly Chief Officer Africa, has been appointed COO Global Markets.  He will be in charge of operations in all markets, including the development of the Home segment, which includes broadband internet and cable TV.  The MFS category, which encompasses cash transfer services and other banking activities, will be managed by François-Xavier Roger, Chief Financial Officer, who will continue to head the Global Finance function.  The Global HR function will be headed by Jo Leclère, Chief HR Officer.  These executives, together with Mikael Grahne, President and Chief Executive Officer, will form the Executive Committee.

Mikael Grahne, CEO, commented: “In a fast-moving industry, we have consistently innovated, differentiating ourselves from our global competitors. While we have grown rapidly, our business has become more complex, presenting many opportunities and exciting challenges. Non voice products already account for 28% of our revenues. We expect them to generate more than half of our revenues in a few years. This evolution requires that we accelerate the development of new products and categories, deepen our consumer understanding skills, and innovate in our go-to-market strategies. The new structure will ensure that we have the best possible mix of local experience and global expertise.”

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Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

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